AFFINITY TECHNOLOGY GROUP, INC.



AR/S

P.E.
12-31-02

0-28152


AFFINITY
TECHNOLOGIES

2002 ANNUAL REPORT


AFFINITY
TECHNOLOGIES

INTRODUCTION

Affinity Technology Group, Inc. (the "Company") was formed to develop and market technologies that enable financial institutions and other businesses to provide consumer financial services electronically with no human intervention. Products and services previously offered by the Company allowed consumers to obtain loans and open other financial accounts through remote input devices such as touch screens and personal computer terminals which interacted with other systems that supplied information necessary to process and approve consumer financial transactions. Due to capital constraints, the Company has suspended all efforts to further develop, market and operate these products and services. Currently, the Company's business activities consist exclusively of attempting to enter into agreements with third parties to license the Company's rights under certain of its loan processing and financial account patents.

The Company's patents include:

Patent No. 5,870,721 – "System and Method for Real Time Loan Approval"
Patent No. 5,940,811 – " Closed Loop Financial Transaction Method and Apparatus"
Patent No. 6,105,007 – "Automatic Financial Account Processing System"

The Company's patents present an exciting opportunity to execute a business strategy to exploit the value of the concepts upon which the Company's technologies were based.


AFFINITY
TECHNOLOGIES

Letter to Our Stockholders

As I prepared to write this letter, I began by reviewing the letters I had written to you in our last three annual reports. In doing so, I was reminded of the many setbacks and challenges the Company has confronted over the past three years. At times, many of those challenges sometimes seemed insurmountable. However, I am happy to report to you that the Company has maintained its focus on positioning itself to execute a low-cost patent licensing strategy and that in 2002 and in the first part of 2003 we have made significant progress. During that period:

- We concluded the reexamination of our first loan processing patent with the U. S. Patent and Trademark Office (PTO);
- We secured the services of an exclusive patent licensing agent to represent the Company and are executing on our patent licensing strategy;
- We secured $1 million of new financing through the sale of convertible notes, including a $205,000 note to refinance a convertible debenture previously issued to an investor;
- We successfully fulfilled our obligations under our final processing contract; and,
- We continued to reduce our expense levels and positioned the Company to operate as a patent holding company.

In order to move the Company's patent licensing business forward, it was critical that we conclude the PTO's reexamination of our first loan processing patent on a basis acceptable to us. After several years of prosecuting this matter with the PTO, we received final resolution upon the issuance of our Reexamination Certificate on January 28, 2003. The resolution of this matter represented the completion of a significant challenge. While the reexamination was ongoing, it was a major impediment and obstacle to the execution of a credible patent licensing initiative. We continue to believe that the resolution of the reexamination, even though it adversely affected the timing of our program, will serve to strengthen our patent portfolio going forward.

An ancillary effect of the reexamination was that, not only did it impede the Company's ability to execute a patent licensing business, it also made it difficult to attract the interest of patent licensing professionals to represent the Company. However, in January 2003 we were able to enter into an agreement with an exclusive patent licensing agent. Over the past several years our research and experience in test marketing our patent rights have made it clear that it is critical that the Company be represented by experienced and credentialed professionals. In a very short period of time the Company has been able to transition its program to its agent and begin to execute the first phase of its program with a focus on the credit card industry.

AFFINITY TECHNOLOGIES

One of the most significant challenges the Company has faced over the past several years has been the attraction of fresh capital resources. This challenge has been heightened by the generally poor financial market conditions and the reluctance of investors to fund companies in the e-commerce sector. Even so, in 2002 and in the first part of 2003, the Company was able to issue $1 million of its convertible notes, including a $205,000 note to refinance a convertible debenture previously issued to an investor. Finding additional cash resources will continue to be a challenge for the Company; however, enough working capital has been secured to commence our patent licensing program. If we can show some early progress, I am optimistic that the Company should be able to secure additional financing.

One challenge that we resolved in 2002, and the outcome of which I am very pleased, is the successful conclusion of our last processing contract that we entered several years ago with The Dime Savings Bank. The Company is very proud of its record of fulfilling its contractual obligations, whether related to processing contracts or the fulfillment of its lease obligation on rented space. The conclusion of this processing contract has allowed us to continue to downsize the Company, eliminate additional overhead, and focus our business exclusively on patent licensing.

An integral component of our strategy to position the Company as a patent holding company has been a continued effort to reduce expenses to minimal levels. We made significant progress in 2002. In 2002, we were able to reduce combined SG&A and R&D expenses by $2.9 million compared to 2001. Our objective has been simple—to position the Company to operate at the lowest expense levels possible, while securing the resources necessary to commence our patent licensing business on a contingent fee basis. I am happy to report to you that we have achieved this objective.

As we proceed through 2003, I am sure that we will face new challenges, the most pressing of which will continue to be finding additional cash resources. We will have to secure additional financing or internally generate revenue from our patent licensing business to continue our operations. However, after much effort by many people, we accomplished much in 2002 and I believe have positioned the Company very well to move forward. Even though success is never guaranteed, we have dealt with the key issues which have inhibited our patent licensing program and are actively pursuing opportunities to exploit the value of our intellectual property rights. We believe that we have done the right things to move our business forward and that the Company is positioned to execute our patent licensing program.

Sincerely yours,



Joseph A. Boyle
Chairman, President and Chief Executive Officer



SELECTED FINANCIAL DATA

The following table presents selected financial data of the Company for the periods indicated. The following financial data should be read in conjunction with the information set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's Consolidated Financial Statements and Notes thereto and other information included elsewhere in this report.

	Year ended December 31,				
	2002	2001	2000	1999	1998
Statements of Operations Data:					
Revenues	$ 185,960	$ 1,285,944	$ 1,723,075	$ 2,477,877	$ 2,202,602
Costs and expenses:					
Cost of revenues	16,846	63,751	344,931	2,068,229	1,451,927
Research and development	-	496,441	683,600	1,870,509	2,559,600
Impairment loss	-	448,945	2,608,773	-	-
Selling, general and administrative expenses	1,406,841	3,847,807	6,791,767	10,548,539	13,842,344
Total costs and expenses	1,423,687	4,856,944	10,429,071	14,487,277	17,853,871
Operating loss	(1,237,727)	(3,571,000)	(8,705,996)	(12,009,400)	(15,651,269)
Interest income	1,643	10,101	64,155	305,362	1,010,213
Interest expense	(70,334)	(115,557)	(26,277)	-	(10,923)
Loss from continuing operations	(1,306,418)	(3,676,456)	(8,668,118)	(11,704,038)	(14,651,979)
Income (loss) from operations of discontinued subsidiary	-	467,188	(534,978)	(390,598)	(221,022)
Gain on disposal of subsidiary	-	891,569	-	-	-
Net loss	$(1,306,418)	$ (2,317,699)	$ (9,203,096)	$ (12,094,636)	$ (14,873,001)
Loss per share – basic and diluted:					
Continuing operations	$ (0.03)	$ (0.10)	$ (0.29)	$ (0.39)	$ (0.49)
Net loss per share	$ (0.03)	$ (0.06)	$ (0.30)	$ (0.41)	$ (0.50)
Shares used in computing net loss per share	40,707,108	38,004,089	30,242,054	29,738,459	29,755,034



SELECTED FINANCIAL DATA

	December 31,				
	2002	2001	2000	1999	1998
Balance Sheet Data:					
Cash and cash equivalents	$ 156,780	$ 27,720	$ 646,198	$ 2,116,016	$ 2,026,932
Short-term investments	-	-	-	1,474,949	8,068,310
Working capital	(82,512)	117,477	2,216,854	4,637,238	13,543,782
Net investment in sales-type leases, less current portion	-	-	-	249,830	574,347
Total assets	234,848	927,657	5,638,453	13,129,528	24,196,875
Convertible debenture	-	225,090(1)	951,456	-	-
Convertible notes	830,336	-	-	-	-
Capital stock of subsidiary held by minority investor	-	-	22,668	-	-
Stockholders' equity (deficiency)	(908,230)	343,438	2,326,314	10,670,980	22,556,201

(1) Amounts outstanding under the convertible debenture as of December 31, 2001, were classified as a current liability and, accordingly, are included in the working capital of the Company at December 31, 2001, set forth above.

The following table presents the high and low sales prices of the Company's Common Stock for the periods indicated during 2002 and 2001 as reported by the OTC Bulletin Board. As of March 20, 2003, there were 383 stockholders of record of the Common Stock.

	Sales Price Per Share	
	High	Low
2002		
First Quarter	0.13	0.06
Second Quarter	0.11	0.06
Third Quarter	0.10	0.06
Fourth Quarter	0.23	0.05
2001		
First Quarter	0.41	0.06
Second Quarter	0.10	0.05
Third Quarter	0.11	0.05
Fourth Quarter	0.10	0.05

The Company has never paid dividends on its capital stock. The Company intends to retain earnings, if any, for use in its business and does not anticipate paying any cash dividends in the foreseeable future.


AFFINITY
TECHNOLOGIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Company was formed in 1994 to develop and market technologies that enable financial institutions and other businesses to provide consumer financial services electronically with reduced or no human intervention. Due to capital constraints, the Company has suspended efforts to deploy products and services that use its loan processing system, DeciSys/RT®, in order to focus its efforts exclusively on licensing its patents.

To date, the Company has generated substantial operating losses, has experienced an extremely lengthy sales cycle for its products and services and has been required to use a substantial amount of cash resources to fund its operations. The Company does not believe that existing cash and internally generated funds will be sufficient to fund its operations through October 2003. Accordingly, to remain viable the Company must raise additional capital and generate revenue and working capital through its patent licensing business, which is in its inception stage. If the Company is unable to raise additional capital and generate working capital through the sale of patent licenses soon, it will be forced to consider alternatives for winding down its business, which may include filing for bankruptcy protection. To maintain the minimal resources necessary to support its current operations and execute a patent licensing strategy, the Company does not believe that substantial additional reductions in its operating expenses are feasible. No assurances can be given that the Company will be able to raise additional capital or generate working capital from its patent licensing business in a manner that would allow it to continue its operations.

Critical Accounting Policies

The Company applies certain accounting policies, which are critical in understanding the Company's results of operations and the information presented in the consolidated financial statements. We consider critical accounting policies to be those that require more significant judgments and estimates in the preparation of our financial statements and include the following: (1) inventories; (2) valuation of long-lived assets; and, (3) valuation reserve on net deferred tax assets.

Inventories

The Company records inventory at actual costs on a first-in, first-out basis. The Company periodically evaluates the necessity of recording an allowance for inventory obsolescence and records estimates to properly adjust the carrying value of its inventory. Such estimates are based on management's evaluation of inventory on hand, its plans to sell or lease its inventory and its available strategies to realize the recorded values of its inventory.

Valuation of Long-Lived Assets

The Company annually evaluates the carrying value of long-lived assets, including property and equipment and goodwill. Goodwill results from business acquisitions and is initially recorded at the excess of the purchase price over the fair value of net identifiable assets acquired, and the Company has historically amortized goodwill over ten years. Management must make certain judgments when estimating and recording impairment charges. Such judgments are typically based on their plans to utilize or sell long-lived assets, the current market value of such assets, and in the case of goodwill, management's plans and strategies to continue business lines the Company previously acquired. To the extent that the carrying value of long-lived assets is greater than the Company's estimates of the undiscounted cash flows associated with the asset, the Company records an impairment charge equal to the excess of carrying value over the asset's fair value.


AFFINITY
TECHNOLOGIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Valuation Reserve on Net Deferred Tax Assets

The Company records a valuation allowance to reduce its deferred tax assets to the amount that it estimates is more likely than not to be realized. As of December 31, 2002, the Company recorded a valuation allowance that reduced its deferred tax assets to equal its deferred tax liability.

Results of Operations

Revenues. The Company's revenues from continuing operations were $185,960, $1,285,944, and $1,723,075 for the years ended December 31, 2002, 2001, and 2000, respectively. The types of revenue recognized by the Company in the years ended December 31, 2002, 2001, and 2000 are as follows:

Table 1 – Revenues	Years ended December 31,					
	2002		2001		2000	
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Transaction fees	$ 104,878	56.4	$ 265,666	20.7	$ 544,168	31.6
Sales and rental fees	-	-	-	-	3,000	0.2
Professional services fees	-	-	249,871	19.4	319,503	18.5
Patent license revenue	25,000	13.4	20,000	1.6	510,000	29.6
Other income	56,082	30.2	750,407	58.3	346,404	20.1
	$ 185,960	100.0	$ 1,285,944	100.0	$ 1,723,075	100.0

Transaction fees. During 2002 and 2001 the Company provided transaction processing services to one customer that used the Company's e-xpertLender® system. The contract with the customer terminated in October 2002. The decrease in transaction fees in 2002 compared to 2001 is attributable to the customer's migration to another system during 2002 and the termination of the contract in October 2002. The decrease in transaction fees in 2001 compared to 2000 is attributable to the discontinuance of the use of the Company's indirect automobile loan processing system ("iDEAL℠") by its only iDEAL customer in early 2001. Such customer significantly curtailed its operations in late 2000 and completely exited the market in early 2001.

Sales and rental fees. The Company recognized no revenues associated with the sales and rentals of its Automated Loan Machines ("ALM®s") in 2002 and 2001. During 2000, all remaining ALM operating leases expired, and the Company recognized $3,000 of rental payments associated with its final operating lease.

Professional services fees. Previously, when the Company agreed to provide professional services to customize its core technology to conform to a specific customer request, the Company generally entered into a contract with the customer for the performance of these services which typically defined deliverables, specific delivery and acceptance dates and specified fees for such services. Upon completion and acceptance of the specific deliverables by the customer, the Company recognized the corresponding revenue as professional services revenue. Because the Company has suspended efforts to deploy its loan processing systems, it performed no professional services in 2002, and accordingly, recognized no revenue associated with such activities. Moreover, it does not anticipate that it will earn professional service fees any time in the foreseeable future. In 2001, the Company recognized $249,871 of professional services fees, which were primarily associated with services rendered under one contract. Most of the services were performed during 2000 and the associ-



Management's Discussion and Analysis of Financial Condition and Results of Operations

ated revenue was deferred until 2001 and recognized upon termination of the contract. In 2000, the Company recognized $309,503 of professional services revenue associated with final enhancements to its e-xpertLender system for one customer.

Patent license revenue. The Company was granted two patents in 1999 covering automated loan processing and one patent in 2000 covering the automated establishment of financial accounts. Both of the Company's loan processing patents have been the subject of reexaminations by the U. S. Patent and Trademark Office ("PTO"). The PTO's reexamination and capital constraints have adversely affected the Company's ability to sustain an effective patent licensing program to date. In 2002 and 2001, the Company recognized patent licensing revenue associated with the annual fee from one patent license agreement executed in 1999. Patent license revenue in 2000 related to the execution of five patent license agreements, of which three licenses were granted under a sub-licensing agreement with one customer. The sub-licensing agreement was terminated in January 2001. In addition, 91% of the Company's 2000 patent license revenue was associated with the sub-licensing arrangement.

Other income. Other income consists primarily of non-recurring miscellaneous income items and certain insignificant recurring income items such as fees charged for the routine maintenance of the systems the Company has sold. The decrease in other income in 2002 compared to 2001 is primarily attributable to an overall reduction in the Company's business activities in 2002 compared with 2001 and the settlement of a lawsuit in 2001. The increase in other income in 2001 compared to 2000 is primarily attributable to the settlement of a lawsuit in the first quarter of 2001. The overall increase was offset by a reduction in other miscellaneous income items due to the suspension of efforts to deploy the Company's loan processing systems.

Costs and Expenses

Costs of Revenues. Costs of revenues from continuing operations for the years ended December 31, 2002, 2001, and 2000 were $16,846, $63,751, and $344,931, respectively. Cost of revenues includes the direct costs associated with the generation of specific types of revenue and the allocation of certain indirect costs when such costs are specifically identifiable and allocable to revenue producing activities. During the three years ended December 31, 2002, the nature and amounts of costs, as well as gross profit margins, associated with certain revenue producing activities varied significantly due to changes in the nature of the services offered by the Company and due to different pricing structures offered to certain customers.

Costs of revenues and the percentage of the costs of revenues to total costs of revenues for the years ended December 31, 2002, 2001, and 2000 are as follows:

Table 2 – Cost of Revenues

	Years ended December 31,					
	2002		2001		2000	
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Transaction fees	$ 14,346	85.2	$ 41,862	65.7	$ 108,193	31.4
Sales and rental fees	-	-	4,485	7.0	52,240	15.1
Professional services fees	-	-	15,404	24.2	133,498	38.7
Patent license revenue	2,500	14.8	2,000	3.1	51,000	14.8
	$ 16,846	100.0	$ 63,751	100.0	$ 344,931	100.0


AFFINITY
TECHNOLOGIES

Management's Discussion and Analysis of Financial Condition and Results of Operations

Costs of transaction fees. The cost of transaction fees consists primarily of the direct costs incurred by the Company to process loan applications through its systems. Such direct costs are associated with services provided by third parties and includes the cost of credit reports, fraud reports and communications networks used by the Company. During 2002 and 2001, the Company provided transaction processing services to one customer that used the Company's e-xpertLender system. The contract with the customer terminated in October 2002. The decrease in the cost of transaction fees in 2002 compared to 2001 is attributable to the customer's migration to another system during 2002 and the termination of the contract in October 2002. The decrease in the costs of transaction fees in 2001 compared to 2000 is due to the termination of the Company's only iDEAL processing contract in early 2001.

Costs of sales and rental fees. Costs of sales and rental fees are related to the cost of ALM hardware components associated with ALMs deployed under sales-type leases, maintenance of installed ALMs, amortization associated with capitalized ALMs and related systems development costs, and depreciation associated with ALMs deployed under operating leases. The Company recognized no sales and rental revenue in 2002 and 2001; however, in 2001 the Company recognized certain costs, primarily maintenance, associated with certain ALMs deployed under sales-type leases. All such ALM contracts expired in 2001. In 2000, costs of sales and rental fees consisted of depreciation and other costs incidental to the removal of the remaining ALMs under operating leases and maintenance associated with remaining ALMs originally deployed under sales-type lease arrangements.

Costs of professional services fees. The costs of professional services fees consist of the costs of the direct labor and the allocation of certain indirect costs associated with performing software and system customization services for customers. The costs of providing professional services vary depending upon the nature of professional services rendered, the level of developers assigned to specific projects and the duration of the project. Accordingly, the margins recognized by the Company vary significantly depending upon the nature of the project. In 2002, the Company provided no professional services. The costs of providing professional services decreased in 2001 compared to 2000 as a result of the decrease in the level of projects requiring professional services.

Costs of patent license revenue. Costs of patent license revenue recognized in 2002, 2001 and 2000 consist of commissions paid to the Company's former patent licensing agent and are associated with such agent's commissions for patent licenses granted by the Company.

Research and Development. The Company accounts for research and development costs as operating costs and expenses such costs in the period incurred. In accordance with Statement of Financial Accounting Standards No. 86 ("SFAS 86"), "Computer Software to be Sold, Leased or Otherwise Marketed," the Company capitalizes software costs incurred in the development of a software application after the technological feasibility of the application has been established. Technological feasibility is established when an application design and a working model of the application have been completed and the completeness of the working model and its consistency with the application design have been confirmed by testing. From the time technological feasibility is established until the time the relevant application is available for general release to customers, software development costs incurred are capitalized at the lower of cost or net realizable value. Thereafter, costs related to the application are again expensed as incurred. Capitalized software development costs are amortized using the greater of the revenue curve or straight-line method over the estimated economic life of the application. Software costs capitalized include direct labor, other costs directly associated with the development of the related application and an allocation of indirect costs, primarily facility costs and other costs associated with the Company's software development staff. The Company bases such allocation on the percentage of the Company's total labor costs represented by the software development labor costs.

In conjunction with the Company's suspension of its efforts to further develop and market its software products and services, the Company suspended all research and development activities. Accordingly, the Company recognized no expenses associated with research and development activities in 2002. Research and development expenses for the year ended December 31, 2001, were $496,441, compared to $683,600 for 2000. The decrease in research and development expense in 2001 compared to 2000 is due to a decrease in the number of employees involved in development activities due to the continued reduction in the Company's research and development activities over the past three years. The Company capitalized no costs associated with software development in 2001 and 2000.

Selling, General and Administrative Expenses. Selling, general and administrative ("SG&A") expenses related to continuing operations for the year ended December 31, 2002, were $1,406,841, compared to $3,847,807 and $6,791,767 for the years ended December 31, 2001 and 2000, respectively.

SG&A expenses during 2002 consisted primarily of personnel expense of approximately $434,000; professional fees of approximately $303,000; depreciation and amortization expense of approximately $138,000; rent expense of approximately $101,000; and, insurance and taxes of approximately $159,000.

SG&A expenses during 2001 consisted primarily of personnel expense of approximately $787,000; professional fees of approximately $470,000; depreciation and amortization expense of approximately $570,000; and, rent expense of approximately $312,000.

SG&A expenses during 2000 consisted primarily of personnel expense of approximately $1,649,000; professional fees of approximately $754,000; depreciation and amortization expense of approximately $1,621,000; rent expense of approximately $476,000; and, writedown of deferred software development costs of approximately $518,000.

The decrease in SG&A in 2002 compared to 2001 and 2001 compared to 2000 is due the continued reduction of the Company's workforce over the past three years. SG&A expenses were lower in all material categories in 2002 compared to 2001 and in 2001 compared to 2000.

Impairment Loss. The Company periodically evaluates the carrying value of long-lived assets to be held and used, including property and equipment and goodwill. In accordance with its evaluation, the Company recorded an impairment loss of $448,945 and $2,608,773 in 2001 and 2000, respectively. In 2001, the impairment loss was primarily associated with goodwill the Company had previously recorded in conjunction with the acquisition of an insurance-related business which included rights to a patent. In 2001, the Company was unsuccessful in obtaining expanded rights associated with the insurance patent and accordingly wrote off all amounts previously recorded as goodwill. The impairment loss in 2000 was primarily attributable to certain assets used or associated with its software and consumer loan processing business, which the Company has significantly curtailed. Impairment losses included charges taken by the Company to reduce the carrying value of property and equipment and goodwill. The Company did not record any impairment losses in 2002.

Interest Income

Interest income associated with continuing operations was $1,643, $10,101, and $64,155 during 2002, 2001, and 2000, respectively, and primarily reflects

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

interest income attributable to short-term investments and the amortization of deferred interest income attributable to ALM sales-type leases. The decrease in interest income in 2002 compared to 2001 is primarily attributed to the decrease in average cash balances maintained during the year. The decrease in interest income in 2001 compared to 2000 is attributable to the continued decrease in average cash and cash equivalents and investment balances and ALMs deployed under sales-type leases.

Interest Expense

Interest expense associated with continuing operations was $70,334, $115,557 and $26,277 in 2002, 2001, and 2000, respectively. Interest expense is primarily associated with the issuance of a $1 million convertible debenture in November 2000, the issuance of a $1 million note in July 2001, and the issuance of $830,336 principal amount of convertible notes in June 2002. The decrease in interest expense in 2002 compared with 2001 is attributable to the liquidation in December 2001 of the $1 million note issued in July 2001 and a reduction of amounts outstanding under the $1 million convertible debenture. The decrease was offset by interest expense associated with the issuance of $830,336 principal amount of convertible notes in June 2002. The increase in interest expense in 2001 compared to 2000 is attributable to the issuance of the convertible debenture in November 2000 and the $1 million note issued in July 2001.

Income (Loss) from Operations of Discontinued Subsidiary and Gain on Disposal of Subsidiary

In July 2001 the Company issued a $1 million note to HomeGold Financial, Inc., which note was collateralized by the stock of Surety Mortgage, Inc., the Company's wholly-owned mortgage banking subsidiary. On December 31, 2001, in accordance with the terms of the note, the Company tendered the stock of Surety to HomeGold in full satisfaction of the $1 million note and accrued interest of $25,511. The Company accounted for the transaction as the disposal of a segment of a business and has reported the operations of Surety as a separate component of loss for 2001 and 2000. Similarly, the gain of $891,569 which the Company recognized is also reported as a separate component of net loss in 2001.

The components of Surety's operations for 2001 and 2000 are as follows:

Table 3 – Discontinued Operations

	Year ended December 31,	
	2001	2000
Mortgage revenue	$ 2,851,720	$ 432,438
Costs of revenue	1,008,266	212,397
S G & A	1,378,366	812,711
Total costs and expenses	2,386,632	1,025,108
	465,088	(592,670)
Net interest income	2,100	57,692
Net income (loss)	$ 467,188	$ (534,978)

Surety was formed to deploy and test the Company's automated mortgage loan application system ("Mortgage ALM"), and engaged in mortgage brokerage activities which involved originating, processing and selling mortgage loans to outside investors. Surety originated and processed mortgage loans directly with consumers or on behalf of correspondents, and immediately sold such loans to institutions that sponsor the loan programs offered by Surety. Surety only offered loans that would be acquired by such institutions under such programs. Upon making the loan commitment to the borrower, Surety immediately received a commitment from an institution to acquire the loan upon closing.


AFFINITY
TECHNOLOGIES

Management's Discussion and Analysis of Financial Condition and Results of Operations

Mortgage revenue included gains on sales of mortgage loans to institutions, loan fees received for originating and processing the loan and fees charged to third parties for processing services pursuant to certain contracts Surety entered during 2000 and 2001. Loan origination fees and all other direct costs associated with originating loans were recognized at the time the loans were sold.

Surety's mortgage revenues and costs and expenses increased in 2001 compared to 2000 as a result of a one-year processing contract that was entered into in December 2000, which required the Company to expand Surety's employee base. As a result of the processing contract, Surety recognized mortgage revenues of approximately $1,842,000 in 2001. The contract expired on December 31, 2001.

Income Taxes

The Company has recorded a valuation allowance for the full amount of its net deferred income tax assets as of December 31, 2002, 2001, and 2000, based on management's evaluation of the recognition criteria as set forth in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

Liquidity and Capital Resources

The Company has generated net losses of $67,900,397 since its inception and has financed its operations primarily through net proceeds from its initial public offering in May 1996 and cash generated from operations and other financing transactions. Net proceeds from the Company's initial public offering were $60,088,516.

To date, the Company has generated substantial operating losses, has experienced an extremely lengthy sales cycle for its products and services and has been required to use a substantial amount of cash resources to fund its operations. The Company does not believe that existing cash and internally generated funds will be sufficient to fund its operations through October 2003. Accordingly, to remain viable the Company must raise additional capital and generate revenue and working capital through its patent licensing business, which is in its inception stage. If the Company is unable to raise additional capital and generate working capital through the sale of patent licenses soon, it will be forced to consider alternatives for winding down its business, which may include filing for bankruptcy protection. To maintain the minimal resources necessary to support its current operations and execute a patent licensing strategy, the Company does not believe that substantial additional reductions in its operating expenses are feasible. No assurances can be given that the Company will be able to raise additional capital or generate working capital from its patent licensing business in a manner that would allow it to continue its operations.

In June 2002, the Company issued convertible secured notes (the "notes") to certain investors as part of its capital raising initiatives. The principal amount of notes issued totaled $830,336 and included the issuance of a note in the principal amount of $205,336 to AMRO International, S.A. ("AMRO") in satisfaction of the principal and accrued interest outstanding under a convertible debenture previously acquired by AMRO. The notes bear interest at 8% and principal and accrued interest are due in June 2004. The notes are secured by the stock of the Company's wholly-owned subsidiary, decisioning.com. decisioning.com is the Company's patent licensing subsidiary and owns the Company's patent portfolio. The notes are convertible into the Company's common stock at a conversion rate of $.20 per share. The Company may prepay the notes subject to a prepayment penalty of 8% and 4% if the prepayment occurs within the first twelve months or thereafter, respectively. In March 2003, the Company issued an additional $200,000 principal amount of its convertible notes on terms identical to the terms of

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

the notes it issued in June 2002, except that the new notes mature in March 2005.

In the second quarter of 2001, the Company issued a $1 million note to HomeGold Financial, Inc., which was secured by the stock of its wholly-owned mortgage subsidiary, Surety Mortgage, Inc. The note matured on December 31, 2001, at which time the Company tendered the stock of Surety in full satisfaction of outstanding principal and accrued interest under the note in accordance with the terms of the note. The Company had previously entered into a contract with HomeGold under which it processed certain mortgage loan applications originated by HomeGold. Such contract expired on December 31, 2001.

In June 2000, the Company entered into an agreement with Redmond Fund, Inc. ("Redmond") under which Redmond acquired, for $500,000, 484,848 shares of the Company's common stock and a warrant to acquire an additional 484,848 shares for $1.37 per share.

On September 22, 2000, the Company entered into a convertible debenture and warrants purchase agreement with AMRO. The agreement was amended in August 2001 as described below. Under the original agreement on November 22, 2000, the Company issued to AMRO an 8% convertible debenture in the principal amount of $1,000,000. The debenture was convertible, at the option of AMRO, into shares of the Company's common stock at a price equal to the lesser of $1.00 per share or 65% of the average of the three lowest closing prices of the Company's stock during the month prior to conversion. Under the original agreement, the debenture matured on May 22, 2002, subject to earlier conversion and certain provisions regarding acceleration upon default and prepayment. Under the original agreement on November 22, 2000, the Company also issued to AMRO a three-year warrant to acquire 200,000 shares of the Company's common stock. The warrant exercise price was originally $0.3542 per share. AMRO exercised a portion of the debenture into an aggregate of 6,214,665 shares of the Company's stock.

In August 2001, the Company and AMRO amended the convertible debenture and warrants purchase agreement. Under the terms of the amendment, the Company agreed to repay the debenture in full in a series of monthly payments through June 2002, and AMRO agreed not to convert the debenture into any additional shares of the Company's common stock. In addition, the Company agreed to reduce the exercise price of the warrant issued to AMRO from $0.3542 per share to $0.05 per share, and to reduce the exercise price of a warrant to acquire 720,000 shares issued to the investor under the Company's previous equity line agreement from $0.8554 per share to $0.05 per share.

In June 2002, the Company issued to AMRO an 8% convertible secured note in the principal amount of $205,336 in full satisfaction of amounts outstanding under its convertible debenture. The terms of the 8% convertible secured notes are discussed above.

Net cash used during the year ended December 31, 2002, to fund operations was approximately $457,000, compared to approximately $2,062,000 and $5,291,000 for 2001 and 2000, respectively. At December 31, 2002, 2001, and 2000, cash and liquid investments were $156,780, $27,720, and $646,198, respectively, and working capital was ($82,512), $117,477, and $2,216,854, respectively.


AFFINITY
TECHNOLOGIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2002	December 31, 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 156,780	$ 27,720
Receivables, less allowance for doubtful accounts of $10,601 at December 31, 2001	5,666	459,107
Inventories	-	100,379
Other current assets	42,784	114,490
Total current assets	205,230	701,696
Property and equipment, net	27,600	182,918
Software development costs, less accumulated amortization of $670,858 at December 31, 2001	-	40,114
Other assets	2,018	2,929
Total assets	$ 234,848	$ 927,657

	December 31, 2002	December 31, 2001
Liabilities and stockholders' equity (deficiency)		
Current liabilities:		
Accounts payable	$ 20,741	$ 139,758
Accrued expenses	194,631	126,272
Accrued compensation and related benefits	47,370	93,099
Convertible debenture	-	225,090
Current portion of deferred revenue	25,000	-
Total current liabilities	287,742	584,219
Convertible notes	830,336	-
Deferred revenue	25,000	-
Commitments and contingent liabilities		
Stockholders' equity (deficiency):		
Common stock, par value $0.0001; authorized 60,000,000 shares, issued 43,049,363 shares in 2002 and 42,399,363 shares in 2001	4,305	4,240
Additional paid-in capital	70,441,149	70,386,464
Common stock warrants	52,000	52,000
Treasury stock, at cost (2,168,008 shares at December 31, 2002 and 2001)	(3,505,287)	(3,505,287)
Accumulated deficit	(67,900,397)	(66,593,979)
Total stockholders' equity (deficiency)	(908,230)	343,438
Total liabilities and stockholders' equity (deficiency)	$ 234,848	$ 927,657

See accompanying notes.


AFFINITY
TECHNOLOGIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,		
	2002	2001	2000
Revenues:			
Transactions	$ 104,878	$ 265,666	$ 544,168
Sales and rental	-	-	3,000
Professional services	-	249,871	319,503
Patent license revenue	25,000	20,000	510,000
Other income	56,082	750,407	346,404
	185,960	1,285,944	1,723,075
Costs and expenses:			
Cost of revenues	16,846	63,751	344,931
Research and development	-	496,441	683,600
Selling, general and administrative expenses	1,406,841	3,847,807	6,791,767
Impairment loss	-	448,945	2,608,773
	1,423,687	4,856,944	10,429,071
Operating loss from continuing operations	(1,237,727)	(3,571,000)	(8,705,996)
Interest income	1,643	10,101	64,155
Interest expense	(70,334)	(115,557)	(26,277)
Loss from continuing operations	$ (1,306,418)	$ (3,676,456)	$ (8,668,118)
Income (loss) from operations of discontinued subsidiary	-	467,188	(534,978)
Gain on disposal of subsidiary	-	891,569	-
Net loss	(1,306,418)	$ (2,317,699)	$ (9,203,096)
Loss per share – basic and diluted:			
Continuing operations	$ (0.03)	$ (0.10)	$ (0.29)
Net loss per share	$ (0.03)	$ (0.06)	$ (0.30)
Shares used in computing net loss per share	40,707,108	38,004,089	30,242,054

See accompanying notes.


AFFINITY
TECHNOLOGIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

	Common Stock	Additional Paid-in Capital	Common Stock Warrants	Deferred Compensation	Treasury Stock	Accumulated Deficit	Total Stockholders' Equity (Def)
Balance at December 31, 1999	$ 3,196	$ 69,394,954	$ -	$ (163,167)	$ (3,490,819)	$ (55,073,184)	$ 10,670,980
Exercise of stock options	23	189,733	-	-	(14,468)	-	175,288
Forfeiture of stock options	-	(28,980)	-	28,980	-	-	-
Amortization of deferred compensation	-	-	-	102,383	-	-	102,383
Issuance of common stock in private placement	48	499,952	-	-	-	-	500,000
Issuance of common stock as finder's fee	4	28,755	-	-	-	-	28,759
Issuance of common stock warrants	-	-	52,000	-	-	-	52,000
Net loss	-	-	-	-	-	(9,203,096)	(9,203,096)
Balance at December 31, 2000	3,271	70,084,414	52,000	(31,804)	(3,505,287)	(64,276,280)	2,326,314
Exercise of warrant	347	-	-	-	-	-	347
Debenture conversion to common stock	622	302,050	-	-	-	-	302,672
Amortization of deferred compensation	-	-	-	31,804	-	-	31,804
Net loss	-	-	-	-	-	(2,317,699)	(2,317,699)
Balance at December 31, 2001	4,240	70,386,464	52,000	-	(3,505,287)	(66,593,979)	343,438
Issuance of common stock as executive compensation	50	44,950	-	-	-	-	45,000
Issuance of common stock as finders fees	15	9,735	-	-	-	-	9,750
Net loss	-	-	-	-	-	(1,306,418)	(1,306,418)
Balance at December 31, 2002	$ 4,305	$ 70,441,149	$ 52,000	$ -	$ (3,505,287)	$ (67,900,397)	$ (908,230)


AFFINITY
TECHNOLOGIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2002	2001	2000
Operating activities			
Net loss	$(1,306,418)	$(2,317,699)	$(9,203,096)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	137,557	841,258	1,921,528
Amortization of deferred compensation	-	31,804	102,383
Gain on disposal of subsidiary	-	(891,569)	-
Impairment loss	-	448,945	2,608,773
Writedown of software development costs	656	-	517,903
Provision for doubtful accounts	7,519	22,909	60,000
Inventory valuation allowance	100,379	865,000	120,000
Deferred revenue	50,000	(568,942)	(97,603)
Other	127,830	114,254	21,926
Changes in current assets and liabilities:			
Accounts receivable	445,921	(668,569)	(1,176,847)
Net investment in sales-type leases	-	157,139	417,176
Inventories	-	11,895	127,258
Other assets	71,707	179,429	234,981
Accounts payable	(119,017)	(16,898)	36,143
Accrued expenses	72,867	(248,184)	(338,050)
Accrued compensation and related benefits	(45,730)	(22,705)	(643,568)
Net cash used in operating activities	(456,729)	(2,061,933)	(5,291,093)
Investing activities			
Purchases of property and equipment	(9,284)	(129,351)	(342,403)
Proceeds from sale of property and equipment	8,810	14,781	65,895
Sales of short-term investments	-	-	1,474,949
Net cash (used in) provided by investing activities	(474)	(114,570)	1,198,441
Financing activities			
Proceeds from convertible notes and debenture	625,000	-	1,000,000
Proceeds from notes payable to third parties	-	28,241,861	11,531,712
Payments on notes payable to third parties	(38,737)	(26,684,183)	(10,609,166)
Proceeds from sale of common stock	-	-	500,000
Proceeds from sale of minority interest in subsidiary	-	-	25,000
Exercise of options	-	-	175,288
Exercise of warrants	-	347	-
Net cash provided by financing activities	586,263	1,558,025	2,622,834
Net increase (decrease) in cash	129,060	(618,478)	(1,469,818)
Cash and cash equivalents at beginning of year	27,720	646,198	2,116,016
Cash and cash equivalents at end of year	$ 156,780	$ 27,720	$ 646,198
Supplemental cash flow information:			
Income taxes paid	$ -	$ -	$ -
Interest paid	$ 14,630	$ 49,042	$ -

See accompanying notes.


AFFINITY
TECHNOLOGIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Going Concern

To date, the Company has generated substantial operating losses, has experienced an extremely lengthy sales cycle for its products and services and has been required to use a substantial amount of cash resources to fund its operations. The Company does not believe that existing cash and internally generated funds will be sufficient to fund its operations through October 2003. Accordingly, to remain viable the Company must raise additional capital and generate revenue and working capital through its patent licensing business, which is in its inception stage. If the Company is unable to raise additional capital and generate working capital through the sale of patent licenses soon, it will be forced to consider alternatives for winding down its business, which may include filing for bankruptcy protection. To maintain the minimal resources necessary to support its current operations and execute a patent licensing strategy, the Company does not believe that substantial additional reductions in its operating expenses are feasible. No assurances can be given that the Company will be able to raise additional capital or generate working capital from its patent licensing business in a manner that would allow it to continue its operations.

The Company is evaluating alternatives to secure sufficient additional working capital to continue its business activities through 2003 and beyond. Such alternatives include the placement of additional debt and/or equity securities.

There is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classification of liabilities that may result from this uncertainty. However, management believes that any adjustments to reflect the possible future effects on the recoverability and classification of assets and amounts of liabilities would not be material to the Company's financial position.

2. The Company

The Company was formed to develop and market technologies that enable financial institutions and other businesses to provide consumer financial services electronically with reduced or no human intervention. Products and services previously offered by the Company included its DeciSys/RT loan processing system, which automated the processing and consummation of consumer financial services transactions; the Affinity Automated Loan Machine (the ALM), which allowed an applicant to apply for, and if approved, obtain a loan in as little as ten minutes; the Mortgage ALM, which allowed an applicant to apply for a mortgage loan; e-xpertLender, which permitted a financial institution to make automated lending decisions through its call centers and branches; iDEAL, which permitted automobile lenders to make automobile lending decisions for loan applications originated at automobile dealers; and, rtDS[sm], which permitted lenders to deliver credit decisions to applicants over the Internet. Due to capital constraints, the Company has suspended all efforts to further develop, market and operate these products and services. The Company's last processing contract terminated in late 2002, and the Company has no plans in the near term to engage in further sales or other activities related to its products or services, other than to license the patents that it owns.

Through a wholly-owned subsidiary, Surety Mortgage, Inc. ("Surety"), the Company formerly deployed its Mortgage ALM product in locations where consumers are likely to apply for a mortgage loan. Surety deployed Mortgage ALMs, processed mortgage loan applications obtained through its Mortgage ALM network and processed mortgage loan applications under contracts with third parties. As further discussed in Note 12, the Company disposed of Surety on December 31, 2001.

The Company owns certain patents generally covering the automated establishment of loans and other financial accounts. The principal future activi-


AFFINITY
TECHNOLOGIES

ties of the Company will involve the pursuit of a patent licensing program.

3. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Affinity Technology Group, Inc. (the "Company" or "ATG") and its subsidiaries, Affinity Bank Technology Corporation, Affinity Clearinghouse Corporation, Affinity Credit Corporation, Affinity Processing Corporation ("APC"), Affinity Mortgage Technology, Inc., decisioning.com, Inc. ("decisioning.com"), and Multi Financial Services, Inc. All significant inter-company balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Investments

The Company classifies its investments as held to maturity or available for sale. At December 31, 2002 and 2001, the Company had no investments. All mortgage loans originated and processed by Surety were sold to permanent investors. The Company had no unrealized holding gains or losses associated with investments classified as available for sale during the years ended December 31, 2002, 2001, and 2000.

Fair Value of Financial Instruments

The carrying amounts reported in the balance sheet for cash and cash equivalents, investments, accounts receivable, net investment in sales-type leases, accounts payable and notes payable approximate their fair values. Fair values of investments are based on quoted market prices.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") cost flow assumption.

Other Current Assets

At December 31, 2002, other current assets consisted of prepaid expenses of $42,784. Other current assets at December 31, 2001 consisted of prepaid expenses of $114,490.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives range from five to ten years for office furniture and fixtures and three to five years for all other depreciable assets. Depreciation expense (including amortization of equipment leased under capital leases) was approximately $97,000, $417,000, and $1,238,000, during 2002, 2001, and 2000, respectively.

Software Development Costs

Costs incurred in the development of software, which is incorporated as part of the Company's products or sold separately, are capitalized after a product's technological feasibility has been established. Capitalization of such costs is discontinued when a product is available for general release to customers. Software development costs are capitalized at the lower of cost or net realizable value and amortized using the greater of the revenue curve method or the straight-line method over the estimated economic life of the related product. Amortization begins when a product is ready for general release to customers. The net realizable value of unamortized capitalized costs is periodically evaluated and, to the extent such costs exceed the net realizable value, unamortized amounts are reduced to net realizable value. In 2002 and 2000, the Company recorded charges of approximately $1,000 and $518,000, respectively, to reduce recorded balances of unamortized capitalized software costs to their net realizable value.

Amortization of capitalized software development was approximately $41,000, $259,000, and $382,000 during 2002, 2001, and 2000, respectively.

Valuation of Long-Lived Assets

The Company periodically evaluates the carrying value of long-lived assets to be held and used, including property and equipment and goodwill, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In the event of such, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. In 2001 and 2000, the Company recorded certain impairment charges related to certain of its long-lived assets. In 2001, the Company recorded impairment charges of approximately $449,000, $399,000 of which is related to goodwill. Impairment charges recorded by the Company in 2000 were approximately as follows: property and equipment, $1,103,000; goodwill, $1,453,000 (see "Intangible Assets" below); and other non-current assets of $53,000.

Intangible Assets

Intangible assets arising from the excess of cost over acquired assets are amortized by the straight-line method over their estimated useful life of ten years. Intangible assets, primarily goodwill, consisted of approximately $1,470,000 which was recorded in conjunction with the acquisition of Buy America, Inc. and Project Freedom, Inc. (see Note 9), and approximately $1,400,000 which was recorded in conjunction with the exchange of APC common stock for the Company's common stock. See "Minority Investor" below. Accumulated amortization associated with these intangible assets approximated $528,000 at December 31, 2000. In accordance with its evaluation of its long-lived assets, the Company recorded an impairment charge related to goodwill in the amount of $399,000 and $1,453,000 in 2001 and 2000, respectively. Such charges eliminated in 2000 the recorded balance of goodwill associated with the exchange of APC common stock for the Company's common stock and eliminated in 2001 the unamortized balance of goodwill associated with the acquisition of Buy America and Project Freedom.

Minority Investor

An unrelated third party exchanged 240,570 shares of APC common stock for 666,667 shares of the Company's common stock on May 21, 1997. The exchange was accounted for as a purchase of minority interest in a majority owned subsidiary. The fair market value of the Company's common stock at the time of the exchange was approximately $1,600,000. The unrelated third party had previously acquired the shares of APC common stock for aggregate consideration of $125,000, and 90,988 shares of APC convertible preferred stock, which was acquired for aggregate consideration of $75,000. These holdings represented a 24.9% minority interest in APC at the date of exchange.

Software Revenue Recognition

The Company has adopted the American Institute of Certified Public Accountants ("AICPA") Statement of Position 97-2 "Software Revenue Recognition" ("SOP 97-2"), as amended, effective for transactions entered into in fiscal years beginning after December 15, 1997. SOP 97-2 provides guidance on software revenue recognition associated with the licensing and selling of computer software. The Company did not recognize any revenue during 2002,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2001 or 2000 associated with contracts subject to SOP 97-2 guidance.

Revenue Recognition

Transaction fees - Transaction fee revenue is recognized as the related transactions are processed. Transaction processing fees revenue represented approximately 56.4%, 20.7%, and 31.6% of total revenue from continuing operations during 2002, 2001, and 2000, respectively.

Mortgage processing services - Surety engaged in mortgage brokerage activities, which generally involved originating, processing, and selling mortgage loan products to outside investors. Surety originated and/or processed mortgage loans directly with consumers or on behalf of correspondents and immediately sold such loans to investors that sponsored the loan programs offered by Surety. Surety only offered loans that would be acquired by the investors under such programs. Upon making the loan commitment to the borrower, Surety immediately received a commitment from an investor to acquire the loan upon closing. Loan origination fees include gains on sales of mortgage loans to investors and loan origination fees received for originating and processing the loan. Loan origination fees and all direct costs associated with originating loans are recognized at the time the loans are sold. On December 31, 2001, the Company tendered the stock of Surety in full satisfaction of a $1 million note and accrued interest (see Note 12).

Sales and rental - Revenue and costs related to leases of ALM equipment are recognized in accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases". Revenue from sales-type leases is generally recognized when the equipment is installed and accepted by the customer. Operating lease revenue is recognized ratably over the lease term.

Professional services - In conjunction with the installation of the Company's technology, periodically additional customer specific technology development is performed by the Company in the form of professional services. The Company generally enters into a contract with the customer for the performance of these services. Upon completion and acceptance of professional services by the customer, the Company recognizes the corresponding revenue.

Patent licensing – The Company recognizes revenue from patent licensing activities pursuant to the provisions of each license agreement which specify the periods to which the related license and corresponding revenue applies.

Software licensing - The Company recognizes revenue from sales of software licenses upon delivery of the software product to a customer, unless the Company has significant related obligations remaining. When significant obligations remain after the software product has been delivered, revenue is not recognized until such obligations have been completed or are no longer significant. The costs of any remaining insignificant obligations are accrued when the related revenue is recognized.

Deferred revenues - Deferred revenues relate to unearned revenue on ALM leases and certain other amounts billed to customers for which acceptance of the underlying product or service is not fully complete.

Cost of Revenues

Cost of revenues consists of costs associated with initial set-up, transaction fees, sales and rental revenues, professional services and mortgage processing services. Additionally, contract loss provisions are charged to cost of revenues. Costs associated with initial set-up fees include labor, other direct costs and an allocation of related indirect costs. The Company did not deploy any ALMs during 2002, 2001 and 2000. No costs were incurred in 2002, 2001, and 2000 in association with initial set-up revenue recognized. Costs associated with transaction fees include the direct costs incurred by the Company related to transactions it processes for its customers. Costs of transaction fees approximated $14,000, $42,000, and $108,000 in 2002, 2001, and 2000,



respectively. Costs associated with sales and rental revenues include the cost of the leased ALM hardware, other direct costs and an allocation of related indirect costs. Costs of ALM hardware sold under sales-type leases, depreciation expense for hardware leased to customers under operating leases and other direct costs associated with sales and rental revenues totaled approximately $5,000 and $52,000 for the years ended December 31, 2001 and 2000, respectively. Costs associated with professional services include labor, other direct costs and an allocation of related indirect costs. Labor and other direct and allocation of indirect costs associated with professional services totaled approximately $15,000 and $133,000 for the years ended December 31, 2001 and 2000 respectively. Costs of patent license revenues consist of commissions paid or accrued by the Company to its previous patent licensing agent and totaled $2,500, $2,000 and $51,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Stock Based Compensation

The Company accounts for stock options in accordance with APB Opinion No.25, "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, no compensation expense is recognized for stock or stock options issued at fair value. For stock options granted at exercise prices below the estimated fair value, the Company records deferred compensation expense for the difference between the exercise price of the shares and the estimated fair value. The deferred compensation expense is amortized ratably over the vesting period of the individual options. For performance based stock options, the Company records compensation expense related to these options over the performance period.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123" as amended by FASB Statements No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("SFAS 148")), provides an alternative to APB 25 in accounting for stock based compensation issued to employees. SFAS 123 provides for a fair value based method of accounting for employee stock options and similar equity instruments. However, for companies that continue to account for stock based compensation arrangements under APB 25, SFAS 123 requires disclosure of the pro forma effect on net income and earnings per share as if the fair value based method prescribed by SFAS 123 had been applied. The pro forma effect on net income and earnings per share was not material for the year ended December 31, 2000. The Company intends to continue to account for stock based compensation arrangements under APB No. 25 and has adopted the pro forma disclosure requirements of SFAS 123.

Had compensation cost for options granted under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with SFAS 123, the Company's net income and earnings per share would have changed to the pro forma amounts listed below:

	2002	2001
Net loss:		
As reported	$ (1,306,418)	$ (2,317,699)
Add: stock-based compensation expense included in reported net income	-	31,804
Deduct: stock-based compensation expense determined under the fair value based method for all awards	(113,180)	(233,749)
Pro forma net loss	$ (1,419,598)	$ (2,519,644)
Net loss per common share:		
As reported:		
Basic and diluted	$ (0.03)	$ (0.06)
Pro forma:		
Basic and diluted	$ (0.03)	$ (0.07)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

See Note 7 for more information regarding the Company's stock compensation plans and the assumptions used to prepare the pro forma information previously presented.

Advertising Expense

The cost of advertising is expensed as incurred. Advertising and marketing expense was approximately $8,000 and $33,000 in 2001 and 2000, respectively.

Net Loss Per Share of Common Stock

All net loss per share of Common Stock amounts presented have been computed based on the weighted average number of shares of Common Stock outstanding in accordance with SFAS 128. Stock warrants and stock options are not included in the calculation of dilutive loss per common share because the Company has experienced operating losses in all periods presented and, therefore, the effect would be antidilutive.

New Accounting Standards

In June 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." FAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company was required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on the Company's financial statements.

In June 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses the accounting for costs associated with disposal activities covered by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and with exit (restructuring) activities previously covered by Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." This Statement nullifies EITF Issue No. 94-3 in its entirety and requires that a liability for all costs be recognized when the liability is incurred. Generally, the ability to accrue for the cost of a workforce reduction plan at the communication date will be limited. The cost of the plan will be recognized over the future service period of the employees. The Statement will be applied prospectively to exit or disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002.

In January 2003, The FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." This interpretation


AFFINITY
TECHNOLOGIES

addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The application of this Interpretation is not expected to have a material effect on the Company's financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

Income Taxes

Deferred income taxes are calculated using the liability method prescribed by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109").

Concentrations of Credit Risk

The Company markets its products and services to financial institutions throughout the United States. The Company performs ongoing credit evaluations of customers.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts in 2000 and 2001 have been reclassified to conform to 2002 presentations for comparability. These reclassifications have no effect on previously reported stockholders' equity (deficiency) or net loss.

4. Inventories

Inventories at December 31, 2001, consisted of the following:

	December 31, 2001
Electronic parts and other components	$ 312,164
Work in process	28,784
Finished goods	744,324
	1,085,272
Reserve for obsolescence	(984,893)
	$ 100,379

5. Property and Equipment

Property and equipment consists of the following:

	December 31, 2002	2001
Data processing equipment	$ 381,812	$ 2,137,414
Demonstration equipment	-	113,106
Office furniture and fixtures	44,136	355,441
Automobiles	72,003	72,003
Purchased software	3,770	1,962,273
	501,721	4,640,237
Less accumulated depreciation and amortization	(474,121)	(4,457,319)
	$ 27,600	$ 182,918

6. Convertible Debenture and Notes

In June 2002, the Company issued convertible secured notes (the "notes") to certain investors as part of its capital raising initiatives. The principal amount of notes issued totaled $830,336 and included the issuance of a note in the principal amount of $205,336 to AMRO International, S.A. ("AMRO") in satisfaction of the principal and accrued interest outstanding under AMRO's convertible debenture previously acquired by AMRO. The notes bear interest at 8% and principal and accrued interest are due in June 2004. The notes are collateralized by the stock of the Company's wholly-owned subsidiary, decisioning.com. decisioning.com is the Company's patent licensing subsidiary and owns the Company's patent portfolio. The notes are convertible into the Company's common stock at a conversion rate of $.20 per share. The Company may prepay the notes subject to a prepayment penalty of 8% and 4% if the prepayment occurs within the first twelve months or thereafter, respectively.

On September 22, 2000, the Company entered into a convertible debenture and warrants purchase agreement with AMRO. The agreement was amended in August 2001 as described below. Under the original agreement on November 22, 2000, the Company issued to AMRO an 8% convertible debenture in the principal amount of $1,000,000. The debenture was convertible, at the option of AMRO, into shares of the Company's common stock at a price equal to the lesser of $1.00 per share or 65% of the average of the three lowest closing prices of the Company's stock during the month prior to conversion. Under the original agreement, the debenture matured on May 22, 2002, subject to earlier conversion and certain provisions regarding acceleration upon default and prepayment. Under the original agreement, on November 22, 2000, the Company also issued to AMRO a three-year warrant to acquire 200,000 shares of the Company's common stock. The warrant exercise price was originally $0.3542 per share. AMRO exercised a portion of the debenture into an aggregate of 6,214,665 shares of the Company's stock.

In August 2001, the Company and AMRO amended the convertible debenture and warrants purchase agreement. Under the terms of the amendment, the Company agreed to repay the debenture in full in a series of monthly payments through June 2002, and AMRO agreed not to convert the debenture into any additional shares of the Company's common stock. In addition, the Company agreed to reduce the exercise price of the warrant issued to AMRO from $0.3542 per share to $0.05 per share, and to reduce the exercise price of a warrant to acquire 720,000 shares issued to the investor under the Company's previous equity line agreement from $0.8554 per share to $0.05 per share.

In June 2002, the Company issued to AMRO an 8% convertible secured note in the principal amount of $205,336 in full satisfaction of remaining amounts outstanding under its convertible debenture. The terms of the 8% convertible secured notes are discussed above.

7. Stockholders' Equity (Deficiency)

Preferred Stock

Pursuant to the Company's Certificate of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations, or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Common Stock. At December 31, 2002 and 2001 there are no shares of preferred stock issued or outstanding.

Stock Option Plans

During 1995, the Company adopted the 1995 Option Plan under which incentive stock options and nonqualified stock options may be granted to employees, directors, consultants or independent contractors. At December 31, 2002, approximately 18,000 options were exercisable under the 1995 Option Plan. At December 31, 2002, the weighted average exercise price was $0.44 and the weighted average remaining contractual life was 2.4 years. This plan closed dur-


AFFINITY
TECHNOLOGIES

ing April 1996.

In April 1996, the Company adopted the 1996 Incentive Stock Option Plan. Under the terms of the plan, incentive options may be issued at an exercise price not less than the estimated fair market value on the date of grant. Generally, options granted vest ratably over a 60 month term.

In addition, the 1996 Stock Option Plan was amended and restated effective May 28, 1999, to increase the number of shares of common stock available for issuance from 1,900,000 to 2,900,000 and to permit non-employee directors to participate in the 1996 Stock Option Plan. Under the Company's director compensation program in effect from April 1999 to March 2002, non-employee directors received options under the 1996 Stock Option Plan to purchase 5,000 shares of Common Stock of the Company on the 5th business day after each annual shareholder meeting. In March 2002, the Company adopted a new director compensation program under which all non-employee directors received a one-time grant of options to purchase 100,000 shares of the Company's stock at the closing sales price of the Company's Common Stock on the business day immediately prior to the date of grant. Such options vest ratably over a two-year period. Under the program, all non-employee directors on the Board were granted options to purchase 100,000 shares on March 20, 2002. Any new non-employee directors appointed to the Board will be granted options to purchase 100,000 shares at the time of his or her election to the Board.

In 1996, the Company also adopted the Non-employee Directors' Stock Option Plan of Affinity Technology Group, Inc. (the "Directors' Option Plan"), under which directors who are not employees of the Company or any of its subsidiaries were entitled to receive an initial award ("Initial Awards") in the form of an option to purchase shares of Common Stock having an aggregate fair market value of $50,000 and a subsequent award ("Annual Awards") in each year in the form of an option to purchase shares of Common Stock having an aggregate fair market value of $15,000. The Directors' Option Plan authorized the issuance of no more than 100,000 shares of Common Stock. During 1997, each of the Company's non-employee directors was granted an Initial Award consisting of an option to purchase 12,903 shares of Common Stock of the Company at $3.88 per share. During 1998, each of the Company's non-employee directors was granted an Annual Award consisting of an option to purchase 12,097 shares of Common Stock of the Company at $1.22 per share. In 1999, the Board of Directors suspended any further grants under the Directors' Option Plan. At December 31, 2002, there were options to purchase 24,194 shares of the Common Stock of the Company outstanding under the Directors' Option Plan. None of the options to purchase the Company's Common Stock under the Directors' Option Plan have been exercised.


AFFINITY
TECHNOLOGIES

A summary of activity under the 1996 and 1995 Option Plans is as follows:

	Options Outstanding		
	Shares Available for Grant	Number of Shares	Weighted Average Price Per Share
1995 Stock Option Plan			
Balance at December 31, 1999	-	245,814	$0.44
Options canceled/forfeited	-	(9,434)	$0.44
Options exercised	-	(53,000)	$0.44
Balance at December 31, 2000	-	183,380	$0.44
Options canceled/forfeited	-	(22,260)	$0.44
Balance at December 31, 2001	-	161,120	$0.44
Options canceled/forfeited	-	(143,100)	$0.44
Balance at December 31, 2002	-	18,020	$0.44
1996 Stock Option Plan			
Balance at December 31, 1999	1,357,460	1,540,540	$1.63
Options granted	(1,067,500)	1,067,500	$1.15
Options canceled/forfeited	693,970	(693,970)	$1.16
Options exercised	-	(169,930)	$0.98
Balance at December 31, 2000	983,930	1,744,140	$1.59
Options granted	(300,000)	300,000	$0.09
Options canceled/forfeited	925,470	(925,470)	$1.66
Balance at December 31, 2001	1,609,400	1,118,670	$1.13
Options granted	(1,250,000)	1,250,000	$0.09
Options cancelled/forfeited	324,665	(324,665)	$0.93
Balance at December 31, 2002	684,065	2,044,005	$0.53

A summary of stock options exercisable and stock options outstanding under the 1996 Option Plan is as follows:

1996 Stock Option Plan					
	Options Exercisable at December 31, 2002		Options Outstanding At December 31, 2002		
Range of Exercise Prices	Number Exercisable	Weighted Average Price Per Share	Number Outstanding	Weighted Average Price Per Share	Weighted Average Remaining Contractual Life (years)
$0.09 - $0.94	1,055,775	$0.21	1,620,400	$0.19	8.6
$1.06 - $3.75	218,221	$2.16	423,405	$1.80	6.7
$6.75 - $7.38	200	$6.75	200	$6.75	4.0
$0.09 - $7.38	1,274,196	$0.55	2,044,005	$0.53	8.2


AFFINITY
TECHNOLOGIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has recorded in 1996 and 1995 deferred compensation expense totaling approximately $5,492,000 for the difference between the grant price and the deemed fair value of certain of the Company's common stock options granted under the 1995 Plan. During 1997, the Company adjusted the deferred compensation expense to reflect actual compensation expense earned by terminated employees. The Company amortized the deferred compensation associated with individuals employed by the Company over the vesting period of the individual's options. Amounts recorded as deferred compensation were fully amortized in 2001. The vesting period for other options is generally 60 months. Amortization of deferred compensation in 2001 and 2000 totaled approximately $32,000 and $102,000, respectively.

The Company recognized no expense related to stock-based compensation in 2002. For the year ended December 31, 2001 and 2000, the Company recognized expense related to stock-based compensation of $31,804 and $102,383, respectively.

The pro forma disclosures required by SFAS 123 regarding net loss and net loss per share are stated as if the Company had accounted for stock options using fair values. Using the Black-Scholes option-pricing model the fair value at the date of grant for these options was estimated using the following assumptions:

	2002	2001
Dividend yield	—	—
Expected volatility	136%	142%
Risk-free rate of return	2.39%-4.32%	4.43%-4.53%
Expected option life, years	3	3

The weighted average fair value for options granted under the Option Plans during 2002 and 2001 was $0.07.

The Black-Scholes and other option pricing models were developed for use in estimating fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions. The Company's employee stock options have characteristics significantly different than those of traded options, and changes in the subjective assumptions can materially affect the fair value estimate. Accordingly, in management's opinion, these existing models may not necessarily provide a reliable single measure of the fair value of employee stock options.

During July 1998, independent of the 1995 and 1996 Incentive Stock Option Plans and in connection with the employment of the former President and Chief Executive Officer of the Company, the Company issued an option to purchase 250,000 shares of Common Stock of the Company at an exercise price of $0.94 per share. The exercise price equaled the estimated fair market value on the date of grant and the vesting of this option was ratable over a 60 month term. The former President and Chief Executive Officer resigned on January 10, 2000 and the option was terminated. Also in conjunction with the former President and Chief Executive Officer's resignation and the termination of his option to purchase 250,000 shares of Common Stock of the Company, the Company's Board of Directors voted to accelerate the vesting of options granted under the 1996 Stock Option Plan to purchase 50,000 shares of the Common Stock of the Company. All vested options granted to the previous President and Chief Executive Officer were exercised in 2000.

Stock Warrants

In 1995, the Company formalized an agreement with a related party, resulting from certain financing arrangements preceding the Initial Public Offering, for the issuance of a stock warrant under which the party had the right to purchase up to an aggregate of 6,666,340 shares of common stock at a purchase price of approximately $.0001 per share. The agreement also specified that the warrant could be exercised in whole or in part at any time prior to December 31, 2015

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

only if, absent prior written regulatory approval, after giving effect of such exercise, the party beneficially owns less than five percent of the outstanding shares of the Company's common stock. During 1997 the party obtained written regulatory approval to exercise the warrant in its entirety. On December 31, 1997 and December 28, 1995, the party exercised portions of the warrant and acquired 2,400,000 and 795,000 shares of Common Stock, respectively. In March 2001, the party exercised the remainder of the warrant and acquired 3,471,340 shares of the Company's common stock.

8. Employee Benefit Plans

The Company has an employee savings plan (the Savings Plan) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit.

9. Acquisition

On May 7, 1997 the Company acquired the assets of Buy American, Inc. and Project Freedom, Inc., two related companies, for aggregate consideration consisting of $300,000 in cash and issuance of 259,460 shares of restricted common stock. The acquisition was accounted for as a purchase. The results of operations of Buy American, Inc. and Project Freedom, Inc. are included in the consolidated financial statements from the date of acquisition.

The restricted common stock issued in association with the acquisition was subject to a call option by the Company and put option by the sellers. The Company had a single option to repurchase any or all shares of restricted common stock at a price of $5.78 per share. The sellers of Buy American, Inc. and Project Freedom, Inc. had a single option to sell any or all the shares of restricted common stock to the Company at a price of $3.47 per share. In April 1999, the Company and sellers of Buy American, Inc. and Project Freedom, Inc. cancelled the call and put options.

10. Leases

The Company has noncancelable operating leases for the rental of its offices and warehouse. Future minimum lease payments under these leases at December 31, 2002 are approximately $16,000, all of which is payable in 2003.

In 2002, 2001 and 2000, the Company incurred rent expense, including rent associated with cancelable rental agreements, of approximately $92,000, $372,000, and $519,000, respectively.

11. Income Taxes

As of December 31, 2002, the Company had federal and state net operating loss carryforwards of approximately $65,940,000. The net operating loss carryforwards will begin to expire in 2009, if not utilized.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities consist of the following:


AFFINITY
TECHNOLOGIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2002	2001
Deferred tax assets:		
Net operating loss carryforwards	$ 24,580,000	$ 24,022,000
Intangible assets	-	41,000
Inventory valuation reserve	-	367,000
Accrued expenses	15,000	-
Depreciation	9,000	-
Other	6,000	111,000
Total deferred tax assets	24,610,000	24,541,000
Deferred tax liabilities:		
Capitalized software costs	-	(15,000)
Other	(1,000)	(34,000)
Total deferred tax liabilities	(1,000)	(49,000)
Less: Valuation allowance	(24,609,000)	(24,492,000)
Total net deferred taxes	$ -	$ -

The Company has recorded a valuation allowance for the full amount of its net deferred tax assets as of December 31, 2002 and 2001, based on management's evaluation of the evidential recognition requirements under the criteria of SFAS 109. The main component of the evidential recognition requirements was the Company's cumulative pretax losses since inception. The provision for income taxes at the Company's effective rate did not differ from the provision for income taxes at the statutory rate for 2002, 2001, and 2000.

12. Income (Loss) from Operations of Discontinued Subsidiary and Gain on Disposal of Subsidiary

In July 2001 the Company issued a $1 million note to HomeGold Financial, Inc. ("HomeGold"), which note was collateralized by the stock of Surety, the Company's wholly-owned mortgage banking subsidiary. On December 31, 2001, the Company tendered the stock of Surety to HomeGold in full satisfaction of the $1 million note and accrued interest of $25,511. Except for net receivables of $429,767 due from HomeGold associated with the transaction, all of the assets and liabilities of Surety have been removed from the Company's balance sheet as of December 31, 2001. The Company accounted for the transaction as the disposal of a segment of a business and has reported the operations of Surety as a separate component of loss for 2001 and 2000. Similarly, the gain of $891,569 which the Company recognized is also reported as a separate component of results of operations in 2001 and the effect on the Company's net loss per share of $0.06 was $0.023.

The components of Surety's operations for 2001 and 2000 are as follows:

	Year ended December 31, 2001	2000
Mortgage revenue	$ 2,851,720	$ 432,438
Costs of revenue	1,008,266	212,397
S G & A	1,378,366	812,711
Total costs and expenses	2,386,632	1,025,108
	465,088	(592,670)
Net interest income	2,100	57,692
Net income (loss)	$ 467,188	$ (534,978)


AFFINITY
TECHNOLOGIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Surety's operating results are included in the determination of the Company's net loss for the years ended December 31, 2001 and 2000 and are reported as "Income (loss) from operations of discontinued subsidiary." The effect of Surety's operating results on net loss per share is $0.012 and $(0.018) in the years ended December 31, 2001 and 2000, respectively.

13. Segment Information

The Company conducts its business within one industry segment – financial services technology. To date, all revenues generated have been from transactions with North American customers. One customer accounted for 87%, 76% and 45% of revenues in 2002, 2001 and 2000, respectively. All other segment disclosures required by SFAS 131 are included in the consolidated financial statements or in the notes to the consolidated financial statements.

14. Related Party Transactions

In June 2002, the Company issued a convertible secured note to its Chairman, President and Chief Executive Officer in the principal amount of $125,000. The note bears interest at 8%, and principal and accrued interest are due in June 2004.

In June 2002, the Company issued 50,000 shares of Company stock to a member of its Board of Directors as a finder's fee for capital raising services.

15. Commitments and Contingent Liabilities

The Company is subject to legal actions which from time to time have arisen in the ordinary course of business. In addition, a claim was filed by a plaintiff who claimed certain rights, damages and interests incidental to the Company's formation and development. The claim resulted in a jury verdict of $68,000 in favor of the plaintiff and the plaintiff subsequently requested, and was granted, a new trial. The Company is appealing the grant of a new trial. The Company intends to vigorously contest such actions and, in the opinion of management, the Company has meritorious defenses and the resolution of such actions will not materially affect the financial position of the Company.

16. Quarterly Results of Operations (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended December 31, 2002				
Revenue	$ 69,261	$ 39,292	$ 47,407	30,000
Gross profit	61,299	34,642	45,700	27,473
Loss from continuing operations	(401,579)	(367,637)	(234,606)	(302,596)
Net loss	(401,579)	(367,637)	(234,606)	(302,596)
Loss per share – basic and diluted				
Continuing operations	(0.01)	(0.01)	(0.01)	(0.01)
Net loss	(0.01)	(0.01)	(0.01)	(0.01)
Year ended December 31, 2001				
Revenue	$ 776,606	$ 114,897	$ 307,264	$ 87,177
Gross profit	760,717	103,942	280,975	76,559
Loss from continuing operations	(749,088)	(717,125)	(452,954)	(1,757,289)
Net loss	(729,407)	(690,197)	(375,150)	(522,945)
Loss per share – basic and diluted				
Continuing operations	(0.02)	(0.02)	(0.01)	(0.04)
Net loss	(0.02)	(0.02)	(0.01)	(0.01)


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TECHNOLOGIES

Notes to Consolidated Financial Statements

The sum of certain net loss per share amounts differs from the annual reported total due to rounding. As more fully explained in Note 12, the Company disposed of a subsidiary on December 31, 2001, and recorded a gain of $891,569, or $0.02 per share. In conjunction with such disposal, the quarterly information has been adjusted to reflect revenue, gross profit and loss from continuing operations.

17. Subsequent Event

On March 14, 2003, the Company issued an additional $200,000 principal amount of its convertible notes. The notes bear interest at 8%, and principal and accrued interest are due in March 2005.



REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Affinity Technology Group, Inc.

We have audited the accompanying consolidated balance sheets of Affinity Technology Group, Inc. and subsidiaries (collectively, the "Company"), as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders' equity (deficiency), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred recurring operating losses and has an accumulated deficit. These matters raise substantial doubt about the ability of the Company to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Columbia, South Carolina
March 18, 2003

Scott McElveen, L.L.P.

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Affinity Technology Group, Inc.

We have audited the accompanying consolidated statements of operations, stockholders' equity (deficiency) and cash flows of Affinity Technology Group, Inc. and subsidiaries for the year ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Affinity Technology Group, Inc. and subsidiaries for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that Affinity Technology Group, Inc. will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses and has an accumulated deficit. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not reflect any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that mav result from the outcome of this uncertainty.

Ernst & Young LLP

Greenville, South Carolina
March 30, 2001

Corporate and Stockholder Information

BOARD OF DIRECTORS
Joseph A. Boyle, Chairman
President, Chief Executive Officer, and Chief Financial Officer
Affinity Technology Group, Inc.

Wade H. Britt, III
Director

Robert M. Price, Jr.
President
PSV, Inc.

Peter M. Wilson, Ph.D.
Associate Professor
Fuqua School of Business
Duke University

EXECUTIVE OFFICERS
Joseph A. Boyle
Chairman, President,
Chief Executive Officer, and Chief Financial Officer

S. Sean Douglas
Executive Vice President and Chief Operating Officer

CORPORATE OFFICE
1122 Lady Street
Suite 1145
Columbia, SC 29201
(803) 758-2511
http://www.affi.net

COMMON STOCK
The Common Stock of
Affinity Technology Group, Inc.
is traded on the Over-The-Counter Bulletin
Board (OTCBB), under the symbol "AFFI."

REGISTRAR AND TRANSFER AGENT
Mellon Investor Services
44 Wall Street
6th Floor
New York, NY 10005

STOCKHOLDER INQUIRIES
Affinity welcomes inquiries from stockholders and other interested investors. The Form 10-K will be provided without charge to any stockholder who writes to the address as set forth below. The Form 10-K and other financial materials are also available electronically via the World Wide Web at http://www.affi.net. General stockholder and investor questions may be directed to:

Investor Relations
1122 Lady Street, Suite 1145
Columbia, SC 29201
(803) 758-2511

ANNUAL MEETING
All stockholders and other interested parties are invited to attend the Company's annual stockholders' meeting scheduled for Thursday, May 29, 2003, at 10:00 a.m. at Embassy Suites, 200 Stoneridge Dr., Columbia, South Carolina.

INDEPENDENT AUDITORS
Scott McElveen LLP
1441 Main Street
Suite 1200
Columbia, SC 29202

FORWARD-LOOKING STATEMENTS
The forward looking statements contained in this annual report with respect to, among other things, the Company's patent licensing program, plans and prospects, business strategies and projected financial performance involve risks and uncertainties that may cause actual results to differ materially from expected or historical results. These factors include, but are not limited to: the Company's substantial operating losses and limited capital resources; the risk that the Company will not be able to raise or generate additional cash resources to continue its operations; the Company's dependence on its patent licensing program, which currently is the Company's only business activity; the risk that the Company will be unable to enter into any agreements with third parties to license its rights under its patents; the risk that the Company may lose all or some of the claims covered by its existing patents due to reexaminations by the U. S. Patent and Trademark office or challenges by third parties; and the risk that the Company may not have adequate capital resources to withstand a challenge to its patents. Certain additional factors that may cause the Company's actual results to differ materially from expected or historical results have been identified in the Company's 2002 Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission on March 31, 2003.

AFFINITY TECHNOLOGY GROUP, INC.

1122 LADY STREET, SUITE 1145
COLUMBIA, SOUTH CAROLINA 29201
803.758.2511 FAX 803.758.2560

WWW.AFFI.NET